I, Christopher J. Grieco, certify that:

(1) the financial statements of Gravity Power, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Gravity Power, LLC reflects accurately the information reported on the tax return for Gravity Power, LLC filed for the fiscal year ended 2017.

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Christopher J. Grieco
Executive Vice President

August 11, 2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.